UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

ENDO Pharmaceuticals Holdings Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class Securities)

29264F205

D. E. Shaw & Co., L.P.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

September 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
2	Check the Appropriate Box if a Member of a Group (SeeInstructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 5,083,041
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,083,041
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,083,041
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.4%
14	Type of Reporting Person (See Instructions) OO

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 5,093,056
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,093,056
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,093,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.4%
14	Type of Reporting Person (See Instructions) IA, PN

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION David E. Shaw
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 5,093,056
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,093,056
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,093,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.4%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 11 TO SCHEDULE 13D

This Amendment No. 11 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 12, 2007, by Amendment No. 2 to Schedule 13D filed with the SEC on November 21, 2007, by Amendment No. 3 to Schedule 13D filed with the SEC on December 21, 2007, by Amendment No. 4 to Schedule 13D filed with the SEC on February 28, 2008, by Amendment No. 5 to Schedule 13D filed with the SEC on May 2, 2008, by Amendment No. 6 to Schedule 13D files with the SEC on February 17, 2009, by Amendment No. 7 to Schedule 13D filed with the SEC on March 11, 2009, by Amendment No. 8 to Schedule 13D filed with the SEC on August 28, 2009, by Amendment No. 9 to Schedule 13D filed with the SEC on October 15, 2009, and by Amendment No. 10 to Schedule 13D filed with the SEC on March 23, 2010  (as amended, the “Schedule 13D”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 5.	Interest in Securities of the Issuer

Item 5 of the 13D is hereby supplemented as follows:

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on August 2, 2010, there were 115,414,861 Common Shares issued and outstanding as of July 22, 2010.  The 5,083,041 Common Shares beneficially owned by Valence (the “Valence Shares”) represent approximately 4.4% of the Common Shares issued and outstanding. The 5,093,056 Common Shares beneficially owned by DESCO LP (the “Subject Shares”) represent approximately 4.4% of the Common Shares issued and outstanding.  The Subject Shares are comprised of (i) the Valence Shares, (ii) 10 Common Shares beneficially owned by Synoptic (the “Synoptic Shares”), (iii) 3,778 Common Shares beneficially owned by D. E. Shaw Oculus Portfolios, L.L.C., a Delaware limited liability company (“Oculus”) (the “Oculus Shares”), (iv) 3,827 Common Shares beneficially owned by D. E. Shaw Heliant Portfolios, L.L.C., a Delaware limited liability company (“Heliant”) (the “Heliant Shares”), and (iv) 2,400 Common Shares under the management of DESIM LLC (the “DESIM Shares”).

Valence has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares.  Synoptic has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Synoptic Shares.  Oculus has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Oculus Shares.  Heliant has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Heliant Shares.  DESIM LLC has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the DESIM Shares.  Valence disclaims beneficial ownership of the Synoptic Shares, Oculus Shares, Heliant Shares, and DESIM Shares; Synoptic disclaims beneficial ownership of the Valence Shares, Oculus Shares, Heliant Shares, and DESIM Shares; Oculus disclaims beneficial ownership of the Valence Shares, Synoptic Shares, Heliant Shares, and DESIM Shares; Heliant disclaims beneficial ownership of the Valence Shares, Synoptic Shares, Oculus Shares, and DESIM Shares; and DESIM LLC disclaims beneficial ownership of the Valence Shares, Synoptic Shares, Oculus Shares, and Heliant Shares.

DESCO LP, as managing member and investment adviser of Valence, investment adviser of Synoptic and Oculus, and managing member of DESIM LLC and D. E. Shaw Heliant Adviser, L.L.C., the investment adviser of Heliant, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, Synoptic Shares, Oculus Shares, Heliant Shares, and DESIM Shares.  DESCO LLC, as the managing member of Synoptic, Oculus, and Heliant, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Synoptic Shares, Oculus Shares, and Heliant Shares.  As managing member of DESCO LLC, DESCO II Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Synoptic Shares, Oculus Shares, and Heliant Shares.  As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, Synoptic Shares, Oculus Shares, Heliant Shares, and DESIM Shares.  None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II Inc. owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of Valence, the investment adviser of Synoptic and Oculus, and the managing member of DESIM LLC and D. E. Shaw Heliant Adviser, L.L.C., the investment adviser of Heliant, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Synoptic, Oculus, and Heliant, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any Common Shares other than those set forth in this Item 5.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares from July 30, 2010 through September 30, 2010, which were all brokered transactions, are set forth below:

Name	Date	Price per Share[1]	Number of Shares Purchased/(Sold)
Heliant	8/10/2010	25.73[2]	200
Oculus	8/10/2010	25.73[3]	800
Oculus	8/10/2010	25.73[4]	(33,397)
Synoptic	8/10/2010	25.77[5]	3,722
Synoptic	8/10/2010	25.78[6]	(2,528)
_____________
1 Where weighted average price is used for the reported transactions, the reporting person undertakes to provide upon request by the U.S. Securities and Exchange Commission, full information regarding the number of shares purchased or sold at each separate price.
2 A weighted average price based on prices ranging from $25.48 to $25.98.
3 A weighted average price based on prices ranging from $25.48 to $25.95.
4 A weighted average price based on prices ranging from $25.38 to $25.97.
5 A weighted average price based on prices ranging from $25.41 to $26.04.
6 A weighted average price based on prices ranging from $25.61 to $26.03.

Name	Date	Price per Share[1]	Number of Shares Purchased/(Sold)
Oculus	8/11/2010	25.15[7]	(2,030)
Synoptic	8/11/2010	25.18[8]	1,301
Synoptic	8/11/2010	25.26[9]	(1,920)
Synoptic	8/12/2010	25.03[10]	(800)
Synoptic	8/12/2010	25.10[11]	817
Synoptic	8/13/2010	24.87[12]	900
Synoptic	8/13/2010	24.91[13]	(406)
DESIM	8/16/2010	24.97[14]	(200)
Heliant	8/16/2010	24.99	100
Synoptic	8/16/2010	25.03[15]	(546)
Synoptic	8/16/2010	25.06[16]	138
DESIM	8/17/2010	25.64[17]	(1,100)
Heliant	8/17/2010	25.78[18]	200
Oculus	8/17/2010	26.12	100
Synoptic	8/17/2010	25.81[19]	(2,306)
Synoptic	8/17/2010	25.84[20]	2,186
Synoptic	8/17/2010	26.18[21]	(1,100)
DESIM	8/18/2010	28.28[22]	(2,102)
DESIM	8/18/2010	28.86[23]	(200)
Heliant	8/18/2010	28.16[24]	200
Oculus	8/18/2010	28.30[25]	400
Oculus	8/18/2010	28.67[26]	(4,900)
Synoptic	8/18/2010	27.79[27]	4,900
Synoptic	8/18/2010	27.95[28]	(9,071)
Synoptic	8/18/2010	28.49[29]	14,523
Synoptic	8/18/2010	28.59[30]	(7,548)
Synoptic	8/18/2010	29.09[31]	102
Valence	8/18/2010	26.94[32]	(25,100)
Valence	8/18/2010	28.16[33]	(74,900)
Valence	8/18/2010	29.07[34]	(2,700)
DESIM	8/19/2010	28.87[35]	(1,581)
Heliant	8/19/2010	28.59[36]	500
Oculus	8/19/2010	28.73[37]	2,200
Oculus	8/19/2010	29.01[38]	(1,300)
Synoptic	8/19/2010	28.75[39]	5,086
Synoptic	8/19/2010	28.89[40]	(6,974)
Valence	8/19/2010	28.57[41]	(100,000)
DESIM	8/20/2010	28.97[42]	(1,000)
Oculus	8/20/2010	28.92[43]	(700)
Oculus	8/20/2010	29.20	100
Synoptic	8/20/2010	28.95[44]	4,038
Synoptic	8/20/2010	28.97[45]	(4,398)
Valence	8/20/2010	29.05[46]	(98,400)
DESIM	8/23/2010	29.17[47]	(300)
Heliant	8/23/2010	29.27[48]	300
Oculus	8/23/2010	28.87	(100)
Synoptic	8/23/2010	29.03[49]	1,861
Synoptic	8/23/2010	29.03[50]	(1,594)
Valence	8/23/2010	29.21[51]	(20,000)
DESIM	8/24/2010	28.23[52]	(400)
Heliant	8/24/2010	28.19[53]	200
_____________
7 A weighted average price based on prices ranging from $25.08 to $25.23.
8 A weighted average price based on prices ranging from $25.02 to $25.38.
9 A weighted average price based on prices ranging from $25.08 to $25.46.
10 A weighted average price based on prices ranging from $24.88 to $25.12.
11 A weighted average price based on prices ranging from $24.98 to $25.22.
12 A weighted average price based on prices ranging from $24.81 to $24.91.
13 A weighted average price based on prices ranging from $24.81 to $24.92.
14 A weighted average price based on prices ranging from $24.83 to $25.10.
15 A weighted average price based on prices ranging from $24.81 to $25.19.
16 A weighted average price based on prices ranging from $24.99 to $25.09.
17 A weighted average price based on prices ranging from $25.27 to $26.16.
18 A weighted average price based on prices ranging from $25.44 to $26.12.
19 A weighted average price based on prices ranging from $25.13 to $26.11.
20 A weighted average price based on prices ranging from $25.28 to $26.27.
21 A weighted average price based on prices ranging from $26.14 to $26.28.
22 A weighted average price based on prices ranging from $27.77 to $28.73.
23 A weighted average price based on prices ranging from $28.80 to $28.91.
24 A weighted average price based on prices ranging from $27.92 to $28.40.
25 A weighted average price based on prices ranging from $27.94 to $28.80.
26 A weighted average price based on prices ranging from $28.38 to $29.13.
27 A weighted average price based on prices ranging from $26.95 to $27.93.
28 A weighted average price based on prices ranging from $27.34 to $28.30.
29 A weighted average price based on prices ranging from $27.96 to $28.92.
30 A weighted average price based on prices ranging from $28.35 to $29.10.
31 A weighted average price based on prices ranging from $28.97 to $29.09.
32 A weighted average price based on prices ranging from $26.20 to $27.07.
33 A weighted average price based on prices ranging from $28.00 to $28.26.
34 A weighted average price based on prices ranging from $29.02 to $29.12.
35 A weighted average price based on prices ranging from $28.58 to $29.19.
36 A weighted average price based on prices ranging from $28.42 to $28.76.
37 A weighted average price based on prices ranging from $28.44 to $29.12.
38 A weighted average price based on prices ranging from $28.96 to $29.05.
39 A weighted average price based on prices ranging from $28.45 to $29.15.
40 A weighted average price based on prices ranging from $28.43 to $29.21.
41 A weighted average price based on prices ranging from $28.46 to $28.77.
42 A weighted average price based on prices ranging from $28.87 to $29.01.
43 A weighted average price based on prices ranging from $28.82 to $29.23.
44 A weighted average price based on prices ranging from $28.79 to $29.15.
45 A weighted average price based on prices ranging from $28.79 to $29.16.
46 A weighted average price based on prices ranging from $29.00 to $29.31.
47 A weighted average price based on prices ranging from $29.01 to $29.41.
48 A weighted average price based on prices ranging from $29.03 to $29.40.
49 A weighted average price based on prices ranging from $28.84 to $29.54.
50 A weighted average price based on prices ranging from $28.84 to $29.41.
51 A weighted average price based on prices ranging from $29.00 to $29.43.
52 A weighted average price based on prices ranging from $28.10 to $28.36.
53 A weighted average price based on prices ranging from $28.16 to $28.21.

Name	Date	Price per Share[1]	Number of Shares Purchased/(Sold)
Synoptic	8/24/2010	28.14[54]	5,493
Synoptic	8/24/2010	28.17[55]	(3,406)
DESIM	8/25/2010	28.17[56]	(400)
Heliant	8/25/2010	27.93	200
Synoptic	8/25/2010	28.07[57]	2,389
Synoptic	8/25/2010	28.22[58]	(4,403)
Synoptic	8/25/2010	28.79[59]	200
DESIM	8/26/2010	28.31[60]	(300)
Synoptic	8/26/2010	28.25[61]	(6,019)
Synoptic	8/26/2010	28.33[62]	4,745
DESIM	8/27/2010	28.14[63]	(700)
Synoptic	8/27/2010	28.16[64]	2,618
Synoptic	8/27/2010	28.20[65]	(1,300)
DESIM	8/30/2010	27.66[66]	(800)
Heliant	8/30/2010	27.92[67]	300
Synoptic	8/30/2010	27.67[68]	1,006
Synoptic	8/30/2010	27.71[69]	(1,351)
DESIM	8/31/2010	27.47[70]	(200)
Heliant	8/31/2010	27.36	100
Synoptic	8/31/2010	27.35[71]	4,383
Synoptic	8/31/2010	27.40[72]	(2,339)
DESIM	9/1/2010	27.84[73]	(200)
Heliant	9/1/2010	27.82[74]	200
Synoptic	9/1/2010	27.88[75]	3,073
Synoptic	9/1/2010	27.97[76]	(2,915)
DESIM	9/2/2010	27.91[77]	(300)
Heliant	9/2/2010	27.91	100
Synoptic	9/2/2010	27.97[78]	(1,671)
Synoptic	9/2/2010	28.08[79]	782
DESIM	9/3/2010	28.68[80]	(300)
Heliant	9/3/2010	28.70[81]	300
Synoptic	9/3/2010	28.70[82]	3,223
Synoptic	9/3/2010	28.75[83]	(4,661)
DESIM	9/7/2010	28.41[84]	(300)
Heliant	9/7/2010	28.60	100
Oculus	9/7/2010	28.46	(100)
Synoptic	9/7/2010	28.24[85]	(1,931)
Synoptic	9/7/2010	28.29[86]	1,929
DESIM	9/8/2010	28.35[87]	(200)
Oculus	9/8/2010	28.35[88]	(200)
Synoptic	9/8/2010	28.37[89]	4,941
Synoptic	9/8/2010	28.43[90]	(5,126)
DESIM	9/9/2010	28.65	(200)
Synoptic	9/9/2010	28.45[91]	5,164
Synoptic	9/9/2010	28.58[92]	(3,493)
Valence	9/9/2010	28.54[93]	(35,000)
DESIM	9/10/2010	28.42[94]	(200)
Oculus	9/10/2010	28.48[95]	(273)
Synoptic	9/10/2010	28.51[96]	(3,345)
Synoptic	9/10/2010	28.52[97]	1,509
Valence	9/10/2010	28.48[98]	(100,000)
_____________
54 A weighted average price based on prices ranging from $28.03 to $28.43.
55 A weighted average price based on prices ranging from $28.04 to $28.42.
56 A weighted average price based on prices ranging from $27.83 to $28.67.
57 A weighted average price based on prices ranging from $27.75 to $28.66.
58 A weighted average price based on prices ranging from $27.76 to $28.71.
59 A weighted average price based on prices ranging from $28.78 to $28.79.
60 A weighted average price based on prices ranging from $28.19 to $28.50.
61 A weighted average price based on prices ranging from $28.10 to $28.41.
62 A weighted average price based on prices ranging from $28.10 to $28.56.
63 A weighted average price based on prices ranging from $28.06 to $28.29.
64 A weighted average price based on prices ranging from $28.00 to $28.35.
65 A weighted average price based on prices ranging from $28.03 to $28.36.
66 A weighted average price based on prices ranging from $27.60 to $27.96.
67 A weighted average price based on prices ranging from $27.88 to $28.01.
68 A weighted average price based on prices ranging from $27.54 to $27.77.
69 A weighted average price based on prices ranging from $27.55 to $27.80.
70 A weighted average price based on prices ranging from $27.32 to $27.61.
71 A weighted average price based on prices ranging from $27.17 to $27.68.
72 A weighted average price based on prices ranging from $27.17 to $27.65.
73 A weighted average price based on prices ranging from $27.70 to $27.97.
74 A weighted average price based on prices ranging from $27.68 to $27.95.
75 A weighted average price based on prices ranging from $27.85 to $28.06.
76 A weighted average price based on prices ranging from $27.55 to $28.20.
77 A weighted average price based on prices ranging from $27.81 to $28.08.
78 A weighted average price based on prices ranging from $27.77 to $28.08.
79 A weighted average price based on prices ranging from $27.94 to $28.12.
80 A weighted average price based on prices ranging from $28.56 to $28.77.
81 A weighted average price based on prices ranging from $28.56 to $28.85.
82 A weighted average price based on prices ranging from $28.49 to $28.91.
83 A weighted average price based on prices ranging from $28.47 to $28.93.
84 A weighted average price based on prices ranging from $28.25 to $28.52.
85 A weighted average price based on prices ranging from $28.07 to $28.65.
86 A weighted average price based on prices ranging from $28.06 to $28.56.
87 A weighted average price based on prices ranging from $28.33 to $28.36.
88 A weighted average price based on prices ranging from $28.33 to $28.37.
89 A weighted average price based on prices ranging from $28.30 to $28.53.
90 A weighted average price based on prices ranging from $28.25 to $28.57.
91 A weighted average price based on prices ranging from $28.33 to $28.67.
92 A weighted average price based on prices ranging from $28.34 to $28.72.
93 A weighted average price based on prices ranging from $28.36 to $28.72.
94 A weighted average price based on prices ranging from $28.33 to $28.51.
95 A weighted average price based on prices ranging from $28.45 to $28.52.
96 A weighted average price based on prices ranging from $28.42 to $28.58.
97 A weighted average price based on prices ranging from $28.40 to $28.55.
98 A weighted average price based on prices ranging from $28.30 to $28.55.

Name	Date	Price per Share[1]	Number of Shares Purchased/(Sold)
DESIM	9/13/2010	28.66[99]	(200)
Synoptic	9/13/2010	28.65100	(1,375)
Synoptic	9/13/2010	28.66101	2,019
Valence	9/13/2010	28.67102	(70,002)
DESIM	9/14/2010	29.16103	(200)
Heliant	9/14/2010	29.63104	200
Synoptic	9/14/2010	29.30105	4,002
Synoptic	9/14/2010	29.31106	(5,015)
Synoptic	9/14/2010	29.82	100
Valence	9/14/2010	29.36107	(193,238)
DESIM	9/15/2010	29.51	(100)
Heliant	9/15/2010	29.72	100
Synoptic	9/15/2010	29.44108	(4,524)
Synoptic	9/15/2010	29.48109	5,005
Valence	9/15/2010	29.64110	(200,000)
DESIM	9/16/2010	29.13	(100)
Heliant	9/16/2010	29.64	27
Oculus	9/16/2010	29.51111	173
Synoptic	9/16/2010	29.13112	1,285
Synoptic	9/16/2010	29.23113	(2,494)
Valence	9/16/2010	29.25114	(69,465)
Synoptic	9/17/2010	29.48115	2,751
Synoptic	9/17/2010	29.63116	(2,000)
Valence	9/17/2010	29.47117	(200,000)
Synoptic	9/20/2010	29.49118	3,137
Synoptic	9/20/2010	29.51119	(3,126)
Valence	9/20/2010	29.49120	(150,000)
DESIM	9/21/2010	29.04	(100)
Synoptic	9/21/2010	28.97121	7,513
Synoptic	9/21/2010	28.99122	(6,867)
DESIM	9/22/2010	28.68	(100)
Synoptic	9/22/2010	28.86123	(3,260)
Synoptic	9/22/2010	28.88124	2,864
Valence	9/22/2010	29.07125	(15,000)
DESIM	9/23/2010	29.75126	(200)
Synoptic	9/23/2010	29.67127	(4,989)
Synoptic	9/23/2010	29.68128	4,579
Valence	9/23/2010	29.77129	(134,684)
DESIM	9/24/2010	30.41130	(200)
Synoptic	9/24/2010	30.40131	4,125
Synoptic	9/24/2010	30.43132	(2,448)
Valence	9/24/2010	30.47133	(100,000)
Synoptic	9/27/2010	30.34134	(826)
Synoptic	9/27/2010	30.45135	435
Valence	9/27/2010	30.46136	(250,000)
DESIM	9/28/2010	33.39137	(300)
Synoptic	9/28/2010	33.39138	14,885
Synoptic	9/28/2010	33.49139	(14,328)
Synoptic	9/28/2010	34.04140	700
Synoptic	9/28/2010	34.14	(200)
Valence	9/28/2010	33.44141	(150,000)
_____________
99 A weighted average price based on prices ranging from $28.63 to $28.69.
100 A weighted average price based on prices ranging from $28.56 to $28.78.
101 A weighted average price based on prices ranging from $28.61 to $28.77.
102 A weighted average price based on prices ranging from $28.60 to $28.76.
103 A weighted average price based on prices ranging from $28.90 to $29.41.
104 A weighted average price based on prices ranging from $29.40 to $29.86.
105 A weighted average price based on prices ranging from $28.81 to $29.76.
106 A weighted average price based on prices ranging from $28.98 to $29.89.
107 A weighted average price based on prices ranging from $28.85 to $29.84.
108 A weighted average price based on prices ranging from $29.20 to $29.73.
109 A weighted average price based on prices ranging from $29.15 to $29.73.
110 A weighted average price based on prices ranging from $29.50 to $29.73.
111 A weighted average price based on prices ranging from $29.41 to $29.64.
112 A weighted average price based on prices ranging from $28.98 to $29.47.
113 A weighted average price based on prices ranging from $29.01 to $29.64.
114 A weighted average price based on prices ranging from $29.03 to $29.65.
115 A weighted average price based on prices ranging from $28.82 to $29.69.
116 A weighted average price based on prices ranging from $29.52 to $29.66.
117 A weighted average price based on prices ranging from $29.03 to $29.75.
118 A weighted average price based on prices ranging from $29.38 to $29.59.
119 A weighted average price based on prices ranging from $29.39 to $29.61.
120 A weighted average price based on prices ranging from $29.40 to $29.71.
121 A weighted average price based on prices ranging from $28.73 to $29.10.
122 A weighted average price based on prices ranging from $28.69 to $29.13.
123 A weighted average price based on prices ranging from $28.62 to $29.28.
124 A weighted average price based on prices ranging from $28.61 to $29.12.
125 A weighted average price based on prices ranging from $29.05 to $29.16.
126 A weighted average price based on prices ranging from $29.39 to $30.10.
127 A weighted average price based on prices ranging from $29.31 to $30.17.
128 A weighted average price based on prices ranging from $29.35 to $30.16.
129 A weighted average price based on prices ranging from $29.30 to $30.15.
130 A weighted average price based on prices ranging from $30.19 to $30.62.
131 A weighted average price based on prices ranging from $29.97 to $30.74.
132 A weighted average price based on prices ranging from $30.25 to $30.68.
133 A weighted average price based on prices ranging from $30.25 to $30.67.
134 A weighted average price based on prices ranging from $30.22 to $30.49.
135 A weighted average price based on prices ranging from $30.32 to $30.54.
136 A weighted average price based on prices ranging from $30.30 to $30.60.
137 A weighted average price based on prices ranging from $33.08 to $33.72.
138 A weighted average price based on prices ranging from $33.01 to $34.01.
139 A weighted average price based on prices ranging from $33.06 to $34.03.
140 A weighted average price based on prices ranging from $34.02 to $34.14.
141 A weighted average price based on prices ranging from $33.06 to $33.99.

Name	Date	Price per Share[1]	Number of Shares Purchased/(Sold)
DESIM	9/29/2010	33.00142	(300)
Oculus	9/29/2010	33.52143	300
Synoptic	9/29/2010	33.12144	(8,913)
Synoptic	9/29/2010	33.14145	8,096
Synoptic	9/29/2010	33.66146	1,142
Synoptic	9/29/2010	33.71147	(1,004)
Valence	9/29/2010	33.16148	(16,758)
Valence	9/29/2010	33.67149	(35,242)
DESIM	9/30/2010	33.34150	(200)
Synoptic	9/30/2010	33.31151	(5,238)
Synoptic	9/30/2010	33.37152	4,274
Synoptic	9/30/2010	33.60	100
Valence	9/30/2010	33.44153	(100,000)
_____________
142 A weighted average price based on prices ranging from $32.95 to $33.07.
143 A weighted average price based on prices ranging from $33.35 to $33.61.
144 A weighted average price based on prices ranging from $32.55 to $33.55.
145 A weighted average price based on prices ranging from $32.57 to $33.56.
146 A weighted average price based on prices ranging from $33.58 to $33.72.
147 A weighted average price based on prices ranging from $33.61 to $33.71.
148 A weighted average price based on prices ranging from $32.56 to $33.56.
149 A weighted average price based on prices ranging from $33.57 to $33.73.
150 A weighted average price based on prices ranging from $33.08 to $33.60.
151 A weighted average price based on prices ranging from $32.60 to $33.57.
152 A weighted average price based on prices ranging from $32.59 to $33.59.
153 A weighted average price based on prices ranging from $33.25 to $33.60.

(d) No person other than the Reporting Persons,  Oculus, Heliant, and DESIM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

(e) The Reporting Persons ceased to be the beneficial owners of five percent or more of the outstanding Common Shares as of September 23, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Valence maintains an open short position of 35,855 Common Shares.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer as of September 30, 2010.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  September 30, 2010

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.
By:	/s/ Rochelle Elias
Rochelle Elias
Authorized Signatory

D. E. SHAW & CO., L.P.

By:	/s/ Rochelle Elias
Rochelle Elias
Chief Compliance Officer

DAVID E. SHAW

By:	/s/ Rochelle Elias
Rochelle Elias
Attorney-in-Fact for David E. Shaw